SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.1)*

Organogenesis Holdings Inc.
(formerly known as Avista Healthcare Public Acquisition Corp.)
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

68621F102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68621F102	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Fir Tree Capital Management LP (formerly known as Fir Tree Inc.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 900,000 shares of Class A Ordinary Shares issuable upon exercise of Warrants
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 900,000 shares of Class A Ordinary Shares issuable upon exercise of Warrants
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000 shares of Class A Ordinary Shares issuable upon exercise of Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.97%
12	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 68621F102	13G/A	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER
Organogenesis Holdings formerly known as Avista Holdings Inc. (the "Issuer")

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
85 Dan Road
Canton, MA 02021

Item 2(a).	NAME OF PERSON FILING
This Schedule 13G/A is being filed on behalf of Fir Tree Capital Management LP, a Delaware limited partnership ("Fir Tree"), relating to Class A ordinary shares, par value $0.0001 per share (the "Ordinary Shares"), issued by the Issuer, purchased by certain private-pooled investment vehicles for which Fir Tree serves as the investment manager (the "Funds").
Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Ordinary Shares held by the Funds.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the principal business office of Fir Tree is:
Fir Tree Capital Management LP 55 West 46th Street, 29th Floor New York, New York 10036

Item 2(c).	CITIZENSHIP
Fir Tree is a Delaware limited partnership

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Ordinary Shares, par value $0.0001 per share

Item 2(e).	CUSIP NUMBER
68621F102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 68621F102	13G/A	Page 4 of 6 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________________

Item 4.	OWNERSHIP
The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page for the Reporting Person and is incorporated herein by reference.
The percentage set forth in this Schedule 13G/A is calculated based on a total of 91,989,961 shares of Class A Common Stock issued and outstanding, as of December 10, 2018, as reported in the Issuer's Prospectus filed pursuant to Rule 424(b)(3) with the Securities and Exchange Commission on February 4, 2019, and assumes the exercise of the reported Warrants.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2(a).

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

CUSIP No. 68621F102	13G/A	Page 5 of 6 Pages

Item 10.	CERTIFICATION
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 68621F102	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2019

FIR TREE capital MANAGEMENT LP

/s/ Brian Meyer
Name:	Brian Meyer
Title:	General Counsel